AMB

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

S 17004771 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 22326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilbert, DONIGER & Co. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

480 Third Ave 15th floor
(No. and Street)

N.Y. (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE Doniger 212-888-5151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES LLP
(Name – *if individual, state last, first, middle name*)

665 FIFTH AVE (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

OATH OR AFFIRMATION

I, Bruce Doniger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilbert,Doniger & Co. Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA CASEY
Notary Public, State of New York
No. 01CA6020629
Qualified in Nassau County
Certificate Filed In New York County
Commission Expires 3/1/19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILBERT DONIGER & CO., INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

GILBERT DONIGER & CO., INC.

TABLE OF CONTENTS
DECEMBER 31, 2016

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Gilbert Doniger & Co., Inc.

We have audited the accompanying statement of financial condition of Gilbert Doniger & Co., Inc., as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Gilbert Doniger & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

February 23, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 | Tel: 201.712.9800 | Fax: 201.712.0988 | www.pkfod.com

GILBERT DONIGER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2016
ASSETS		
Cash and cash equivalents	$	43,694
Commissions receivable		150,611
Deposit with clearing organization		25,000
Other assets		1,424
Loan with stockholder		2,969
Deferred tax asset		4,500
	$	228,198
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses and taxes payable	$	3,635
Total liabilities		3,635
Contingencies		
Stockholder's equity		
Common stock - $10 par value; authorized - 2,000 shares; issued and outstanding - 1,800 shares		18,000
Additional paid-in-capital		252,385
Accumulated deficit		(45,822)
Total stockholder's equity		224,563
	$	228,198

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2016
Revenue	
Commissions and fees	$ 1,067,918
Total revenue	1,067,918
Expenses	
Salaries - officer	287,000
- others	422,500
Payroll taxes and fringe benefits	33,759
Clearance and exchange fees	192,499
Rent	62,866
Insurance	56,161
Telephone	11,735
Professional fees	14,462
Office and other	10,204
Total expenses	1,091,186
Loss before income taxes	(23,268)
Income tax expense	
Federal, state and local	1,156
Net loss	$ (24,424)

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - January 1, 2016	$ 18,000	$ 252,385	$ (21,398)	$ 248,987
Net loss	-.-	-.-	(24,424)	(24,424)
Balance - December 31, 2016	$ 18,000	$ 252,385	$ (45,822)	$ 224,563

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CASH FLOWS

		YEAR ENDED DECEMBER 31, 2016
Cash flows from operating activities		
Net loss	$	(24,424)
Adjustments to reconcile net loss to net cash Used in operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		(69,873)
Other assets		8,240
Increase (decrease) in operating liabilities:		
Accrued expenses and taxes payable		501
Net cash used in operating activities		(85,556)
Decrease in cash and cash equivalents		(85,556)
Cash and cash equivalents - beginning of year		129,250
Cash and cash equivalents - end of year	$	43,694

See accompanying notes.

Note 1 - Organization and Business Activity

Gilbert Doniger & Co., Inc. (the "Company") was incorporated in the State of New York in December 1977 and is engaged in business as an introducing broker/dealer in New York City. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

Income Taxes - The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Income tax expense is based on income reported in the accompanying statements of operations adjusted for differences that will never enter into the computation of taxes payable under applicable tax laws.

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Temporary differences giving rise to the deferred tax asset consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes and operating loss carry-forwards available to offset future taxable income. Deferred tax assets and liabilities are identified separately as current or noncurrent based on the classification of the related asset or liability. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date of the temporary difference

The Company accounts for certain tax positions in accordance with the Income Tax Topic of the FASB - Accounting Standards Codification. The Income Taxes Topic of the FASB - Accounting Standards Codification prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance related to uncertain tax positions such as recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates in Financial Statements – The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Operating Lease

The Company entered into a lease agreement during 2011 which expired in January 2016 therefore the Company recognized the rent expense on a straight-line basis. During June 2016, the lease was amended and extended through January 31, 2020. The lease extension includes an abatement period. At December 31, 2016 the future annual minimum lease payments under this operating lease are as follows:

2017	$ 63,168
2018	$ 63,168
2019	$ 63,168
2020	$ 5,264
	$ 194,768

Rent expense for the year ended December 31, 2016 amounted to $ 62,866

Note 4 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 times net capital, as defined. At December 31, 2016, the Company's net capital ratio was .02:1.0, and its net capital was $215,670 as compared with required net capital of $50,000.

Note 5 – Income Taxes

The Company has accounts for income taxes under the Provisions of the Income Tax Topic of the FASB Accounting Standards Codification which states, among other things, that deferred tax assets and liabilities shall be classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date in the temporary difference.

The Company's current deferred tax asset at December 31, 2016 amounted to $4,500.

Note 5 – Income Taxes (continued)

The income tax expense for the year ended December 31, 2016:

Federal:	
Current	$ 500
State and local:	
Current	$ 656
	$ 1,156

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Company's income tax returns 2013, 2014 and 2015 are subject to possible federal and state examination, generally for three years after they are filed.

Note 6 – Financial Instruments with off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain marginal collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce position, when necessary.

Note 7 – Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

Note 7 – Indemnifications (continued)

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 – Cash Segregated under Federal and other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the SEC under Section K (2) ii of the rule.

Note 9 – Cash Flow Disclosures

Supplemental disclosure of cash flow information for the year end December 31, 2016:

Cash paid for income taxes	$1,156

Note 10 – Subsequent Events

Subsequent events were considered through February 23, 2017, which is the date the financial statements were available to be issued.

Note 11 –Loan with Stockholder

For the year ended December 31, 2016, there was an outstanding loan receivable from the stockholder in the amount of $2,969. There are no repayment terms associated with the loan.

GILBERT DONIGER & CO. INC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

GILBERT DONIGER & CO., INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2016
Total stockholder's equity	$	224,563
Deductions and/or charges		
Loan with stockholder		(2,969)
Other assets		(5,924)
Net capital before haircuts on securities positions		215,670
Haircuts on securities		-.-
Net capital		215,670
Less: Minimum capital requirements		50,000
Excess net capital	$	165,670

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses and taxes payable	$	3,635
Aggregate indebtedness	$	3,635
Ratio of aggregate indebtedness to net capital		0.02

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computation of aggregated indebtedness and net capital as computed above and the computation by the company included on form X-17-A-5 as of December 31, 2016, filed on January 26, 2017

GILBERT DONIGER & CO., INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c-3-3
DECEMBER 31, 2016

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of the SEC Rule 15c3-3.

GILBERT DONIGER & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2016

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Shareholder
Gilbert Doniger & Co., Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Gilbert Doniger & Co., Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which Gilbert Doniger & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) Gilbert Doniger & Co., Inc. stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. Gilbert Doniger & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gilbert Doniger & Co., Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 23, 2017

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

Gilbert, Doniger & Co., Inc.
INVESTMENTS

Gilbert.Doniger & Co. Inc is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To best of its knowledge and belief. The Company states the following >

The company claimed and exemption from 17 CFR 240.15c3-3 under the following provisions of 17 CFR 240.15c3-3(k)(ii)

Gilbert Doniger & Co Inc.

I Bruce Doniger swear hat to the best of my knowledge and belief, theis Exemption Report is true and correct

Bruce Doniger

President

February 23, 2017

780 Third Avenue • New York, N.Y. 10017 • Telephone: (212) 888-5151 • Fax: (212) 888-4117

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Shareholder of
Gilbert Doniger & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules,, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Gilbert Doniger & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Gilbert Doniger & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. Gilbert Doniger & Co., Inc.'s management is responsible for Gilbert Doniger & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of the supporting cancelled checks, noting no differences;

2. Compared the amounts reported on the financial statements included in the Annual Report (formerly the audited Form X-17A-5) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related revenue schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

February 23, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

Gilbert, Doniger & Co., Inc

Schedule of Assessment Pursuant to Rule 17a-5(e)(4)

For the Year Ended December 31, 2016

Revenue:

Total revenue(Focus Line 12/Part II A Line 9)	$1,069,295
SIPC general assessment at .0025	$2,673
Less: Payment July 2016	$1,145
Assessment balance due February 2017	$1,528